AGREEMENT AND PLAN OF MERGER
DATED AS OF NOVEMBER 9, 2010
BY AND AMONG
FAMILY DOG, LLC
FD ACQUISITION CO.,
TROY LOWRIE,
MICHEAL OCELLO
AND
VCG HOLDING CORP.

ARTICLE II. EFFECT ON THE CAPITAL STOCK OF PARENT AND PURCHASER; EXCHANGE OF CERTIFICATES 4

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT, PURCHASER AND THE EXECUTIVES 13

Section 6.10.   Voting Agreement; Transfer or Acquisition of Shares; Waiver of Appraisal Rights. 27

DEFINITIONS
Term	Section
A-1	Section 2.05(e)(iv)
Acquisition Proposal	Section 6.08(h)(i)
Affiliate	Section 9.03
Agreement	Preamble
Board	Recitals
Board of Directors	Recitals
Certificate	Section 2.01(c)
Change in the Company Recommendation	Section 6.08(c)
Closing	Section 1.02
Closing Date	Section 1.02
Common Stock	Recitals
Company	Preamble
Company Acquisition Agreement	Section 6.08(h)(ii)
Company Disclosure Letter	Section 3.01
Company Material Adverse Effect	Section 3.01
Company Recommendation	Section 3.03(b)(iii)
Company Requisite Vote	Section 3.03(a)(i)
Company SEC Documents	Section 3.06
Company Stock Options	Section 3.02
Company Stock Plans	Section 3.02
Company Subsidiary	Section 3.01
Company Termination Fee	Section 8.03(b)
Confidentiality Agreement	Section 6.02
Consent	Section 3.04(b)
Contract	Section 3.04(a)(ii)
Company Subsidiary	Section 3.01
Converting Debt	Section 6.13
CRS	Section 1.01
Dissenting Shareholder	Section 2.04(a)
Dissenting Shares	Section 2.04(a)(iii)
Effective Time	Section 1.03
Event	Section 3.01
Exchange Act	Section 3.04(b)(i)(C)
Exchange Fund	Section 2.05(a)
Executives	Preamble
Executive Group	Recitals
Executive Group Shares	Section 4.02(d)
Executive’s Knowledge	Article III
Financial Advisor	Recitals
GAAP	Section 3.01(a)
Governmental Entity	Section 3.04(b)
HSR Act	Section 3.04(b)(vi)
Indemnified Parties	Section 6.05(a)
Judgment	Section 3.04(a)(iii)
Law	Section 3.04(a)(iii)
Liens	Section 3.04(a)
Liquor Laws	Section 3.05(c)(i)
Lowrie	Preamble
Lowrie Management	Recitals
LTD	Recitals
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Ocello	Preamble
Outside Date	Section 8.01(b)(i)
Parent	Preamble
Parent Proposal	Recitals
Parent Termination Fee	Section 8.03(c)
Paying Agent	Section 2.05(a)
Per Share Merger Consideration	Section 2.01(c)
Permits	Section 3.05(c)(ii)
Person	Section 9.03
Preferred Stock	Section 3.02
Prime-1	Section 2.05(e)(iv)
Proxy Statement	Section 3.04(b)(i)(B)
Public Shareholders	Recitals
Purchaser	Preamble
Purchaser Common Stock	Section 4.01(c)
Purchaser Disclosure Letter	Section 4.02(i)
Representative	Section 9.03
Restricted Action	Section 6.08(a)
Rick’s LOI	Recitals
Schedule 13E-3	Section 3.04(b)(i)(A)
SEC	Section 3.04(b)
Securities Act	Section 3.06
SOB Authorities	Section 3.05(c)(iii)
SOB Laws	Section 3.05(c)(iv)
Special Committee	Section 9.03
Special Meeting of Shareholders	Section 3.03(a)
Special Requisite Vote	Section 3.03(a)(ii)
Statement of Merger	Section 1.03
Stock Repurchase Program	Section 5.01(c)
Subsidiary	Section 9.03
Superior Acquisition Proposal	Section 6.08(h)(iii)
Surviving Corporation	Section 1.01
Third Party	Section 6.08(h)(i)(A)
Transfer	Section 6.10(b)(i)
Transfer Taxes	Section 6.07
Voting Agreement Termination	Section 6.10(a)
Voting Company Debt	Section 5.01(b)(ii)

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 9, 2010, by and among Family Dog, LLC, a Colorado limited liability company (“Parent”), FD Acquisition Co., a Colorado corporation, a wholly owned subsidiary of Parent (“Purchaser”), Troy Lowrie, an individual (“Lowrie”), Micheal Ocello, an individual (“Ocello,” and, together with Lowrie, the “Executives”), and VCG Holding Corp., a Colorado corporation (the “Company”).

RECITALS

WHEREAS, on November 3, 2009, Parent presented to the board of directors of the Company (the “Board of Directors” or the “Board”) a proposal to acquire, subject to certain conditions, all of the outstanding shares of common stock of the Company in a cash merger transaction (the “Parent Proposal”);

WHEREAS, in connection with the Parent Proposal, the Board established the Special Committee (as defined below) to evaluate the Parent Proposal and possible transactions with other interested, unrelated third parties involving a sale of the Company;

WHEREAS, the Special Committee determined on December 16, 2009, after consultation with its advisors, that the terms of the Parent Proposal were currently inadequate and directed its financial advisor, North Point Advisors LLC (the “Financial Advisor”), to contact any parties that had either previously expressed an interest or might potentially be interested in pursuing a transaction with the Company;

WHEREAS, as a result of conducting an investigation of the interest of other parties, the Special Committee negotiated and approved a letter of intent with Rick’s Cabaret International, Inc. (the “Rick’s LOI”), which was executed on February 16, 2010, and provided for Rick’s Cabaret International, Inc. to acquire all of the outstanding shares of common stock of the Company in a stock-for-stock transaction;

WHEREAS, the Rick’s LOI subsequently expired on March 31, 2010, with no definitive transaction document being executed by the parties to the Rick’s LOI;

WHEREAS, on July 22, 2010, Parent reaffirmed that it remained willing to pursue the transactions contemplated by the Parent Proposal on the terms originally set forth therein;

WHEREAS, on August 20, 2010, after consultation with its advisors, the Special Committee again determined that the terms of the Parent Proposal were currently inadequate;

WHEREAS, Purchaser now desires to acquire the entire equity interest in the Company and to provide for the payment of $2.25 per share in cash for all shares of the issued and outstanding common stock, par value $.0001 per share, of the Company (the “Common Stock”) other than the shares held by the Executives, LTD Investment Group, LLC (“LTD”) and Lowrie Management, LLLP (“Lowrie Management”, and together with the Executives and LTD, the “Executive Group”), which shares are set forth on Schedule A attached hereto, and the Special Committee and the Board have determined to accept Purchaser’s proposal as reflected in this Agreement;

WHEREAS, immediately prior to the execution of this Agreement by the parties hereto, as described on Schedule A, Purchaser, Parent and the Executive Group beneficially and of record own 5,138,878 shares of the Common Stock, constituting approximately 31.54% of the issued and outstanding shares of the Common Stock and together with their affiliates are holders of certain debt of the Company in the outstanding principal amount of $6,453,136;

WHEREAS, each member of the Executive Group shall contribute to Parent, prior to the Effective Time (as defined below), all of the shares of the Common Stock owned by such person in exchange for membership interests in Parent;

WHEREAS, the Special Committee and the Board have received the opinion of the Financial Advisor, dated as of the date of this Agreement, to the effect that, based on and subject to the various assumptions and qualifications set forth therein, as of the date of such opinion, the Per Share Merger Consideration (as defined below) to be received by the Public Shareholders (as defined below) pursuant to the Merger (as defined below) is fair from a financial perspective to such holders;

WHEREAS, based in part on the fairness opinion of the Financial Advisor, the Special Committee has approved this Agreement, determined and declared that this Agreement, the Merger and the transactions contemplated hereby are fair to, advisable and in the best interests of, the Company’s shareholders (other than the Executive Group, the “Public Shareholders”) and has unanimously recommended approval of the Merger and adoption of this Agreement by the Board of Directors and the shareholders of the Company;

WHEREAS, the Board of Directors having received and reviewed the recommendation of the Special Committee and the opinion of the Financial Advisor, has approved this Agreement, determined and declared that this Agreement, the Merger and the transactions contemplated hereby are fair to, advisable and in the best interests of, the Public Shareholders and has unanimously recommended approval of the Merger and adoption of this Agreement by the shareholders of the Company; and

WHEREAS, the Board of Directors, having unanimously approved this Agreement and adopted the Merger as set forth herein, has determined to submit the Merger and this Agreement to the shareholders of the Company for approval.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Purchaser, each Executive and the Company hereby agree as follows:

ARTICLE I.
THE MERGER

Section 1.01. The Merger. At the Effective Time (as defined below) and in accordance with this Agreement and Section 7-90-203 and any other applicable provision of the Colorado Revised Statutes (the “CRS”), Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company as a wholly-owned subsidiary of Parent shall continue as the surviving corporation under the corporate name it possesses immediately prior to the Effective Time (the “Merger”). The Company after the Merger sometimes is referred to hereinafter as the surviving corporation (the “Surviving Corporation”).

Section 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Kamlet Reichert, LLP, 950 Seventeenth Street, Suite 2400, Denver, Colorado 80202 at 10:00 a.m. (local time) on the second (2nd) business day following the satisfaction (or, to the extent permitted by Law, waiver by the party or parties entitled to the benefits thereof) of all of the conditions set forth in Article VII (other than conditions that are by their nature to be satisfied or waived at the Closing), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03. Effective Time. Prior to the Closing, the Company shall prepare, and on the Closing Date shall cause to be filed with the office of the Secretary of State of the State of Colorado, a statement of merger (the “Statement of Merger”) executed in accordance with the relevant provisions of the CRS and shall make all other filings required under the CRS to effect the Merger. The Merger shall become effective at such time as the Statement of Merger is duly filed with the Secretary of State of the State of Colorado, or at such later time as Purchaser and the Company shall agree and specify in the Statement of Merger (the time the Merger becomes effective in accordance with the CRS being the “Effective Time”).

Section 1.04. Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of this Agreement and as set forth in Section 7-90-204 and any other applicable provision of the CRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the rights and property of the Company and Purchaser shall vest in the Surviving Corporation, and all debts and liabilities of the Company and Purchaser shall become the debts and liabilities of the Surviving Corporation.

Section 1.05. Articles of Incorporation and Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company, as amended to date and as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.06. Directors. The director of Purchaser immediately prior to the Effective Time shall be the director of the Surviving Corporation at the Effective Time, until the earlier of his resignation or removal or until his respective successors are duly elected and qualified, as the case may be.

Section 1.07. Officers. The officer of Purchaser immediately prior to the Effective Time shall be the officer of the Surviving Corporation at the Effective Time, until the earlier of his resignation or removal or until his respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II.
EFFECT ON THE CAPITAL STOCK OF PARENT AND PURCHASER; EXCHANGE OF CERTIFICATES

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company, the Surviving Corporation or the holder of any of the following securities:

(a) Capital Stock of Purchaser. Each issued and outstanding share of capital stock of Purchaser shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $.0001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury and Purchaser-Owned Common Stock. Each share of Common Stock that is issued and held in the treasury of the Company or issued and outstanding and owned by Parent, including any shares issued pursuant to Section 2.03 hereof, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Common Stock. Each issued and outstanding share of Common Stock (other than shares to be canceled pursuant to Section 2.01(b) hereof and, subject to Section 2.04 hereof, any Dissenting Shares (as defined below)) shall be converted into the right to receive from the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay pursuant to this Agreement, $2.25 per share in cash, without interest (the “Per Share Merger Consideration”). The aggregate cash amount payable upon the conversion of shares of Common Stock pursuant to this Section 2.01(c) is referred to collectively as the “Merger Consideration.” At the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration with respect to such shares, without interest, upon surrender of such Certificate in accordance with Section 2.05.

Section 2.02. Company Stock Options. Following the Effective Time, Company Stock Options (as defined below) shall be treated in the manner set forth in Section 6.04.

Section 2.03. Converting Debt. Prior to the Closing (as defined below), the Executive Group will assign their rights to any debt of the Company held by them to Parent in exchange for membership interests in Parent. In addition, certain other lenders of the Company may elect to assign their rights to debt of the Company held by them to Parent in exchange for membership interests in Parent (such debt, together with the debt of the Executive Group assigned pursuant to this Section 2.03, the “Converting Debt”). At any time after the approval of this Agreement and the Merger by the Company Requisite Vote and Special Requisite Vote, but prior to the Closing Date, and in exchange for Parent’s agreement to cancel the Company’s obligations with respect to the Converting Debt, at the election of Parent in its sole discretion, the Company shall issue to Parent that number of shares of common stock, par value $.0001 per share of the Company, equal to: (a) the aggregate outstanding principal balance and all unpaid accrued interest on the Converting Debt, divided by (b) the Per Share Merger Consideration.

Section 2.04. Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, and solely to the extent available under the CRS, shares of Common Stock that are outstanding immediately prior to the Effective Time and that are held by a Company shareholder (a “Dissenting Shareholder”) who has (i) neither voted in favor of the Merger nor executed a writing consenting to the Merger, (ii) caused the Company to receive, before any vote is taken at any meeting where a notice of dissenters’ rights has been given to such a shareholder, written notice of such holder’s intention to demand payment for such holder’s shares of Common Stock in accordance with Section 7-113-202 of the CRS, and (iii) otherwise properly perfected and not withdrawn or lost his, her or its rights in accordance with Article 113 of Title 7 of the CRS (such shares being referred to collectively as the “Dissenting Shares” until such time as such shareholder fails to perfect, withdraws or otherwise loses such shareholder’s dissenters’ rights) shall not be converted into, or represent the right to receive, the Per Share Merger Consideration. Each Dissenting Shareholder shall be entitled to receive payment for such shares held by it in accordance with Section 7-113-206 of the CRS; provided, however, that if a Dissenting Shareholder fails to perfect, withdraws or loses such Dissenting Shareholder’s right to demand payment pursuant to, or if a court of competent jurisdiction determines that such Dissenting Shareholder is not entitled to the relief provided by Article 113 of Title 7 of the CRS, such Dissenting Shares held by such Dissenting Shareholder shall thereupon be deemed to have been converted into, and represent the right to receive, the Per Share Merger Consideration, without any interest thereon, in the manner provided in this Article II. Except as otherwise provided by Article 113 of Title 7 of the CRS, the demand for payment and deposit of certificates is irrevocable.

(b) The Company shall provide Parent with prompt notice after receipt by the Company of any notices of intent to demand payment or any demands for payment received by the Company from Company shareholders seeking to become or who become Dissenting Shareholders, withdrawals of any such notices of intent to demand, and any other instruments served pursuant to Article 113 of Title 7 of the CRS and received by the Company with respect to dissenters’ rights. The Company shall give Parent the opportunity to participate in all negotiations and proceedings with respect to such demands for payment under the CRS. The Company shall not, except with the prior written consent of Parent, unless otherwise required by the CRS, make any payments with respect to any demands for payment or offer to settle or settle any such demands or approve any withdrawal or treatment of any such demands.

Section 2.05. Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Purchaser shall designate JPMorgan Chase Bank, N.A. or another party reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of Certificates. Promptly following the Effective Time, Parent shall cause the Surviving Corporation to provide to the Paying Agent cash in an amount sufficient to pay the Merger Consideration pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Exchange Fund”). All of the fees and expenses of the Paying Agent shall be borne by the Surviving Corporation.

(b) Exchange Procedure. Parent and the Surviving Corporation shall cause the Paying Agent to mail promptly after the Effective Time (but, in any event, within five (5) days after the Effective Time) to each holder of record of Certificates, (i) a form of letter of transmittal (which shall be in customary form agreed to by the Company and Parent and shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates to the Paying Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify), and (ii) instructions for use in effecting the surrender of Certificates in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01(c), without any interest thereon and less any withholding of taxes, and the Certificate so surrendered shall forthwith be canceled. Parent and the Surviving Corporation shall enter into a paying agency agreement with the Paying Agent in a form reasonably acceptable to the Company and which shall provide that the Paying Agent shall promptly following any such surrender of Certificates dispatch by mail payment of such amount to such holder. In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, payment may be made to a person (as defined below) other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation or the Paying Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.05, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.01(c). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c) No Further Ownership Rights in Common Stock. The Merger Consideration paid upon surrender of a Certificate in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificate, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged for the amount of cash into which the shares of Common Stock theretofore represented by such Certificates shall have been converted as provided in this Article II.

(d) No Liability. None of Purchaser, the Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund that is required under applicable Law to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Investment of Exchange Fund; Return of Exchange Fund. Parent and the Surviving Corporation shall direct the Paying Agent to invest any cash included in the Exchange Fund only in any combination of (i) readily marketable direct obligations issued or unconditionally guaranteed by the Government of the United States or issued by any agency thereof and backed by the full faith and credit of the United States, (ii) insured certificates of deposit of, or time deposits with, any commercial bank that is a member of the Federal Reserve System and which issues (or the parent of which issues) commercial paper rated as described in clause (iv), (iii) on deposit with any commercial bank which is organized under the Laws of the United States or any State thereof and has combined capital and surplus of at least $5 billion, (iv) commercial paper in an aggregate amount of no more than $1 million per issuer outstanding at any time, issued by any corporation organized under the Laws of any State of the United States, rated at least “Prime-1” (or the then equivalent grade) by Moody’s Investors Services, Inc. or “A-1” (or the then equivalent grade) by Standard & Poors, Inc., or (v) money market funds rated at least AAM or AAM-G by Standard & Poors, Inc., as directed by Parent and the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation. The Surviving Corporation shall not be entitled to the return of any amount in the possession of the Paying Agent relating to the transactions described in this Agreement until the date that is one (1) year after the Effective Time. Thereafter, each holder of a Certificate representing a share of Common Stock may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar Laws) receive in exchange therefor any Per Share Merger Consideration that may be payable upon surrender of such certificates pursuant to the terms of this Agreement, without any interest thereon and less any withholding for taxes, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation. If for any reason the Exchange Fund is inadequate to pay the Merger Consideration required to be paid pursuant to Section 2.01(c), Parent shall promptly deposit or cause to be deposited additional cash with the Paying Agent in an amount sufficient to make all payments of Merger Consideration in accordance with this Agreement. Except as contemplated by this Article II, the Exchange Fund will not be used for any other purpose.

(f) Withholding Rights. The Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold, as required by applicable Law, any applicable taxes from the consideration otherwise payable to any holder of Common Stock pursuant to this Agreement, provided that all amounts so deducted or withheld are timely remitted to the applicable Governmental Entity.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificate shall also deliver an indemnity, in a form satisfactory to Parent, against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificate alleged to have been lost, stolen or destroyed. The affidavit and any indemnity which may be required hereunder shall be delivered to the Paying Agent or, following the first anniversary of the Effective Time, the Surviving Corporation, who shall pay in exchange for such lost, stolen or destroyed certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article II.

(h) Adjustment to Prevent Dilution. In the event that following the date hereof and prior to the Effective Time the Company changes the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock, as the case may be, issued and outstanding by way of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, combination, recapitalization, subdivision or other similar transaction, the amount of Merger Consideration payable with respect to a share of Common Stock shall be adjusted appropriately to provide to holders of shares of Common Stock the same economic effect contemplated by this Agreement prior to such change.

(i) Applicability to Certain Dissenting Shares. The provisions of this Section 2.05 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of the Paying Agent under this Section 2.05 shall commence on the date of loss of such status.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Purchaser as follows, except as disclosed in the Company SEC Documents (as defined below) filed prior to the date hereof, and subject to any facts that either Executive is actually aware or reasonably should be aware in the performance of his duties for the Company (referred to herein as “Executive’s Knowledge”):

Section 3.01. Organization; Standing and Power. Each of the Company and each Company Subsidiary (as defined below) is duly organized and validly existing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, would constitute a Company Material Adverse Effect. For purposes of this Agreement, a “Company Material Adverse Effect”) means any event, development, change or circumstance (any such item, an “Event”) arising after the date of this Agreement that, either individually or in the aggregate, has caused or would reasonably be expected to cause a material adverse effect on the financial condition, assets, liabilities (contingent or otherwise) or business of the Company and the Company Subsidiaries taken as a whole, except in each case for any Effect resulting from, arising out of or relating to any of the following, either alone or in combination: (a) any change in or interpretations of generally accepted accounting principles (“GAAP”) or applicable Law (including the rules and regulations of the Nasdaq stock market), (b) changes generally affecting the economy, financial or securities markets, (c) any natural disaster or act of God, (d) any act of terrorism or outbreak or escalation of hostilities or armed conflict, (e) the public announcement of this Agreement or the consummation of the transactions contemplated hereby, (f) changes in the share price or trading volume of the Company’s Common Stock or the failure of the Company to meet its projections, or (g) the taking of any action expressly provided for in this Agreement or consented to in writing by Parent or Purchaser. Each of the Company and each Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except for failures to so qualify that have not had and would not reasonably be expected to have a Company Material Adverse Effect. Section 3.01 of the letter, dated as of the date of this Agreement, from the Company to Purchaser (the “Company Disclosure Letter”) sets forth the name of each Company Subsidiary, its authorized and outstanding capital stock and state of incorporation or organization. For purposes of this Agreement, “Company Subsidiary” means an entity (i) of which the Company or any other Company Subsidiary is a general partner (in the case of a partnership), or (ii) a majority of the total voting power entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is owned or controlled, directly or indirectly, by the Company or by any one or more Company Subsidiaries.

Section 3.02. Capital Structure. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $.0001 per share (the “Preferred Stock”). As of the date of this Agreement, 16,292,071 shares of Common Stock were issued and outstanding and no shares were held in treasury or by any Company Subsidiary. As of the date of this Agreement, 1,000,000 shares of Preferred Stock have been designated as Class A Preferred Stock, of which no shares were issued and outstanding. Except as set forth above, no other shares of capital stock are issued or outstanding as of the date of this Agreement. All issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable and have no preemptive rights. As of the date of this Agreement, there are no outstanding subscriptions, options, warrants, rights or other arrangements or commitments obligating the Company to issue any shares of its capital stock other than stock options to acquire up to 231,500 shares of Common Stock (the “Company Stock Options”) granted on or prior to the date of this Agreement pursuant to the 2002 Stock Option and Stock Bonus Plan, the 2003 Stock Option and Stock Bonus Plan, and the 2004 Stock Option and Appreciation Rights Plan (each as amended, collectively, the “Company Stock Plans”). Other than as contemplated above in this Section 3.02, there are not now, and at the Effective Time there will not be, any outstanding bonds, debentures, notes or other indebtedness or other securities of the Company having the right to vote (or securities convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in this Section 3.02, there are not outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement or undertaking.

Section 3.03. Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement. Subject to the approval and adoption of this Agreement and the Merger by the affirmative vote, at a special meeting of the Company’s shareholders duly called for the purpose in accordance with the CRS (the “Special Meeting of Shareholders”), of (i) a majority of the votes entitled to be cast thereon in accordance with 7-111-103(5) of the CRS (the “Company Requisite Vote”) and (ii) a majority of the votes actually cast at the Special Meeting of Shareholders (the “Special Requisite Vote”), the Company has all requisite corporate power and authority to consummate the Merger and the transactions contemplated hereby; provided that, for purposes of this Section 3.03(a), any abstaining votes, broker non-votes and votes cast by the Executive Group with regard to Shares held by the Executive Group shall not be taken into account for any purpose with regard to the Special Requisite Vote (e.g. in calculating votes cast in favor or total votes cast). The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of the consummation by the Company of the transactions contemplated hereby to the Special Requisite Vote and the Company Requisite Vote. The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, fraudulent transfer, reorganization or other similar Law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at Law or in equity). The Company Requisite Vote and the Special Requisite Vote are the only votes of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the transactions contemplated hereby, including the Merger. No other vote or consent of the shareholders of the Company is required by Law, the articles of incorporation or bylaws of the Company or otherwise in order for the Company to adopt this Agreement or to approve the transactions contemplated hereby, including the Merger.

(b) The Board of Directors, at a meeting duly called and held, acting on the recommendation of the Special Committee, duly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the transactions contemplated hereby, (ii) determining that the terms of this Agreement and the Merger are fair to and in the best interests of the Company and the Public Shareholders, and (iii) recommending that the Company’s shareholders approve and adopt this Agreement and the Merger at the Special Meeting (the “Company Recommendation”). No state takeover statute or similar statute or regulation applies to restrict or prevent the Company’s ability to consummate the Merger in accordance with this Agreement or any of the other transactions contemplated hereby.

Section 3.04. No Conflicts; Consents.

(a) Except as set forth on Section 3.04(a) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement does not, and the consummation of the Merger and the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or result in, or give rise to, a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company’s articles of incorporation, bylaws or the comparable governance or organizational documents of any Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings and other matters referred to in Section 3.04(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation promulgated by any Governmental Entity (as defined below) (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets.

(b) Except as set forth on Section 3.04(b) of the Company Disclosure Letter, no consent, approval, license, permit, order, authorization or waiver (“Consent”) of, or registration, declaration or filing with, or permit from, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger and the transactions contemplated hereby, other than (i) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”), (B) a proxy statement relating to the approval and adoption of this Agreement and the Merger by the Company Requisite Vote and the Special Requisite Vote (as amended or supplemented from time to time, the “Proxy Statement”), and (C) such other filings as may be required under applicable securities Laws in connection with this Agreement, the Merger and the transactions contemplated hereby, including as required under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing of the Statement of Merger with the office of the Secretary of State of the State of Colorado and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iii) compliance with and such filings as may be required under applicable environmental Laws, (iv) such filings as may be required in connection with the taxes described in Section 6.07, (v) filings under any applicable state takeover Law or state securities or “blue sky” Laws, (vi) filings in connection with the premerger notification requirement of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if applicable to the transactions contemplated hereby, (vii) such filings required under the delisting or other requirements of the Nasdaq Global Market, and (viii) such other items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.05. Permits; Compliance.

(a) The Company and each Company Subsidiary are in possession of all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including Permits required under applicable Liquor Laws, except where failure to be in possession of such Permits would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary are, and have been, in compliance with the terms and conditions of such Permits, except where failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and each Company Subsidiary are, and at all times have been, in compliance with all applicable Laws (including any Liquor Law, or SOB Law), except for such violations that would not reasonably be expected to have a Company Material Adverse Effect.

(c) For purposes of this Agreement, (i) “Liquor Laws” means any Laws governing or relating to the sale of liquor, (ii) “Permits” means all franchises, grants, authorizations, licenses, permits, consents, certificates and approvals of any Governmental Entity, (iii) “SOB Authorities” means those federal state, local or other governmental, regulatory and administrative authorities, agencies, boards and officials responsible for of involved in the regulation of sexually oriented businesses or similar activities, and (iv) “SOB Laws” means all Laws governing or relating to sexually oriented businesses or similar activities.

Section 3.06. SEC Documents; Undisclosed Liabilities. The Company has filed or furnished all reports, schedules, forms, statements and other documents (including all exhibits, supplements and amendments thereto) required to be filed or furnished by the Company with the SEC since January 1, 2009 (such documents, together with all exhibits and schedules thereto and all information incorporated therein by reference and any documents filed or furnished during such periods by the Company to the SEC on Current Reports of Form 8-K, the “Company SEC Documents”). As of its respective date, each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the Sarbanes-Oxley Act of 2002, including, in each case, the rules and regulations promulgated thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Company SEC Documents filed and publicly available prior to the date hereof or Section 3.06 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are not set forth on a consolidated balance sheet of the Company or such Company Subsidiary or in the notes thereto.

Section 3.07. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than the Financial Advisor, the fees of which will be paid by the Company prior to the Closing of the Merger, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger and the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has furnished to Purchaser a true and complete copy of all agreements between the Company and the Financial Advisor relating to the Merger and the transactions contemplated hereby.

Section 3.08. Opinion of Financial Advisor. The Special Committee and the Board have received the opinion of the Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration to be paid to the Public Shareholders is fair from a financial point of view, a signed copy of which opinion has been delivered to Parent and Purchaser. The Company hereby represents and warrants that it has been authorized by the Financial Advisor to permit the inclusion of such Financial Advisor opinion and references thereto in the Proxy Statement, subject to the terms of the engagement letter, dated August 4, 2010, between the Company and the Financial Advisor, a copy of which has been provided to Parent and Purchaser.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT, PURCHASER AND THE EXECUTIVES

Section 4.01. Representations and Warranties of Parent and Purchaser. Parent and Purchaser represent and warrant to the Company as follows:

(a) Each of Parent and Purchaser is duly organized and validly existing under the Laws of the jurisdiction in which it is organized and has full limited liability company or corporate power and authority, as applicable, to conduct its businesses as presently conducted.

(b) Since the date of its incorporation, Purchaser has not carried on any business or conducted any operations other than activities related to its organization and the negotiation and the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c) The authorized capital stock of Purchaser consists of 1,000 shares of common stock, par value $.001 per share (“Purchaser Common Stock”), all of which are owned by Parent.

(d) Each of Parent and Purchaser has all requisite limited liability company or corporate power and authority, as applicable, to execute and deliver this Agreement and to consummate the Merger and the transactions contemplated hereby. The execution and delivery by each of Parent and Purchaser of this Agreement and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary limited liability company or corporate action, as applicable, on the part of Parent and Purchaser. Parent, as the sole shareholder of Purchaser, has approved this Agreement and the Merger. Each of Parent and Purchaser has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation, enforceable against each of them in accordance with its terms.

(e) The execution and delivery by Parent and Purchaser of this Agreement does not, and consummation of the Merger and the transactions contemplated hereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of Parent or Purchaser under, any provision of (i) Parent’s articles of organization or operating agreement or Purchaser’s articles of incorporation or bylaws, (ii) any Contract to which Parent or Purchaser is a party or by which any of their respective properties or assets are bound, or (iii) subject to the filings and other matters referred to in Section 4.01(f), any Judgment or Law applicable to Parent or Purchaser or their respective properties or assets.

(f) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the filing with the SEC of (A) the Schedule 13E-3, (B) the Proxy Statement, and (C) such other filings as may be required under applicable securities Laws in connection with this Agreement, the Merger and the transactions contemplated hereby, including as required under Sections 13 and 16 of the Exchange Act, (ii) the filing of the Statement of Merger with the office of the Secretary of State of the State of Colorado, (iii) compliance with and such filings as may be required under applicable environmental Laws, (iv) such filings as may be required in connection with the taxes described in Section 6.07, (v) filings under any applicable state takeover Law or state securities or “blue sky” Laws, (vi) filings in connection with the premerger notification requirement of the HSR Act, if applicable to the transactions contemplated hereby, and (vii) any matters, filings, Permits or consents as may be required under applicable Liquor Laws and SOB Laws.

(g) No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Purchaser.

(h) Except with respect to the Confidentiality Agreement (as defined below) and Section 6.10, the Executive Group Shares are not subject to any voting trust, proxy or similar instrument with respect to the voting thereof.

Section 4.02. Representations and Warranties of Executives. Each Executive, in his individual capacity, severally and not jointly, represents and warrants to the Company as follows:

(a) This Agreement constitutes a legal, valid and binding obligation of such Executive enforceable against such Executive in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b) Except with respect to any agreement between Executive and the Company or a Company Subsidiary, the execution and delivery by such Executive of this Agreement does not, and consummation of the Merger and the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Liens upon any of the properties or assets of such Executive under, any provision of (i) any Contract to which such Executive is a party or by which any of his properties or assets is bound, or (ii) subject to the filings and other matters referred to in Section 4.02(c), any Judgment or Law applicable to such Executive or his properties or assets.

(c) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to such Executive in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) filings as may be required under applicable securities Laws in connection with this Agreement, the Merger and the transactions contemplated hereby, including as required under Sections 13 and 16 of the Exchange Act, and (ii) compliance with and such filings as may be required under applicable environmental Laws.

(d) As of the date hereof, such Executive is the beneficial owner of the shares of Common Stock as are accurately and completely set forth (including as to the form of ownership) opposite such Executive’s name on Schedule A, and Executive does not beneficially own any other securities of the Company (such shares of Common Stock and any other voting or equity interests of the Company hereafter acquired by such Executive, any other member of the Executive Group prior to the Voting Agreement Termination (as defined below) in accordance with Section 6.10 being referred to herein collectively as the “Executive Group Shares”).

(e) Such Executive (or Lowrie Management or LTD), has the full and sole power (together with the other Executive) to vote or direct the voting of the Executive Group Shares set forth opposite such Executive’s name on Schedule A.

(f) Such Executive has never been denied a Permit under a Liquor Law or SOB Law or related finding of suitability by any SOB Authority or Governmental Entity, or had any Permit granted under any Liquor Law or SOB Law revoked or suspended.

(g) As of the date hereof, to Executive’s Knowledge, none of the Company’s representations and warranties set forth in Article III of this Agreement are inaccurate or incorrect in any material respect.

(h) Such Executive is familiar with the terms and conditions of this Agreement that are applicable to such Executive and agrees to be bound by such terms and conditions.

(i) Neither Parent nor Purchaser has any present agreements, plans or intentions, as of the date of this Agreement, directly or indirectly, with any Public Shareholder for any Public Shareholder to acquire any equity securities following the Closing in Parent or the Company. If any of the parties identified in Section 4.02(i) of Purchaser’s letter of even date hereof (the “Purchaser Disclosure Letter”) vote in favor of the Merger at the Special Meeting of the Shareholders, then prior to the sixth month anniversary of the Closing, Parent shall not issue any debt or equity securities to such person (other than existing debt of the Company as of the date hereof, including any extensions of such debt). Prior to the sixth month anniversary of the Closing, Parent shall not issue any equity securities to any person who was a member of the Company’s Board of Directors prior to the Closing, other than the Executive Group.

ARTICLE V.
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01. Conduct of Business. Except as otherwise (a) expressly permitted or contemplated by this Agreement, (b) required by Law, or (c) with Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted or proposed to be conducted and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them; provided, however, that any action taken or failure to act by or at the express direction of either Executive that would otherwise constitute a breach of this Section 5.01 shall not be deemed to constitute such a breach. In addition, and without limiting the generality of the foregoing, except as otherwise (i) expressly permitted or contemplated by this Agreement, (ii) required by Law, or (iii) with Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a Company Subsidiary to Company or another Company Subsidiary, (ii) other than in the case of a direct or indirect wholly owned Company Subsidiary, split, combine, recapitalize, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(b) issue, deliver, sell or grant (i) any shares of its capital stock, including, without limitation, any shares of the Preferred Stock, (ii) any debentures, bonds, notes or other indebtedness having the right to vote (“Voting Company Debt”) or any other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities, or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than the issuance of Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with their present terms;

(c) repurchase any equity securities of the Company (including pursuant to the Stock Repurchase Program dated July 26, 2007 (the “Stock Repurchase Program”)) or otherwise;

(d) amend or propose any change to its or any Company Subsidiary’s articles of incorporation, bylaws or other comparable governance or organizational documents;

(e) amend or propose any change to the voting powers, full or limited, or no voting powers, and/or the designations, preferences and relative, participating, optional or other special rights, and/or the qualifications, limitations and restrictions thereof as provided by Colorado Law, of the Preferred Stock;

(f) merge or consolidate with any other person or acquire assets or equity securities of any other person;

(g) sell, lease, license, subject to a Lien, encumber or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock of a Company Subsidiary) except (i) pursuant to existing Contracts or commitments, or (ii) in the ordinary course, consistent with past practice;

(h) other than in the ordinary course of business consistent with past practice, (i) make any loans, advances or capital contributions to, or investments in, any other person or (ii) create, incur, guarantee or assume any indebtedness for borrowed money or issue debt securities; provided that the loans or advances to employees permitted under this Section 5.01(h) shall not exceed $10,000 in any individual case;

(i) make any capital expenditure other than in the ordinary course of business;

(j) grant any increase in the compensation or benefits of directors, officers, employees, consultants, representatives or agents of the Company or any Company Subsidiary other than as required by any plan or arrangement in effect on the date hereof and payments or increases for non-executive officer employees in the ordinary course of business consistent with past practice;

(k) hire or terminate the employment or contractual relationship of any officer or employee of the Company or any Company Subsidiary, as the case may be, other than hirings or terminations in the ordinary course of business consistent with past practice or that, individually and in the aggregate, would not result in (i) a material increase in the number of persons providing services to the Company or any Company Subsidiary in all such capacities or (ii) in the case of hirings, a material increase in the aggregate payroll and other benefits costs to the Company or such Company Subsidiary (such increase to be determined, in the case of a hiring to replace an employee or other service provider in a pre-existing position based solely on the costs in excess of the costs associated with the replaced service provider), and (iii) in the case of terminations, material liability to the Company or any Company Subsidiary in excess of the costs savings, if any, directly derived from such terminations;

(l) settle or compromise any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy involving claims, liabilities or obligations material to the Company and the Company Subsidiaries taken as a whole, or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any material proceeding;

(m) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary; or

(n) authorize any of, or commit or agree to take any of, the foregoing actions;

Except as otherwise (i) expressly permitted or contemplated by this Agreement, (ii) required by Law, or (iii) with the prior written consent of the Company, acting through the Special Committee (such consent not to be unreasonably withheld, conditioned or delayed), (A) neither Executive will cause the Company or any Company Subsidiary to take or refrain from taking an action that would constitute a breach of this Section 5.01 absent the foregoing provision, and (B) neither Parent, Purchaser or either Executive nor any of their respective affiliates, will enter into, modify or terminate any Contract with the Company or any Company Subsidiary.

Section 5.02. Other Actions. From the date hereof through the Closing Date, the Company, Purchaser, Parent and the Executives shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws required for the consummation of the Merger, and to effect all necessary filings, consents, waivers, authorizations, Permits and approvals from Governmental Entities and other third parties required for the consummation of the Merger.

ARTICLE VI.
ADDITIONAL AGREEMENTS

Section 6.01. Preparation of Proxy Statement; Schedule 13E-3; Shareholders Meeting.

(a) In cooperation with and subject to the review and approval of the Special Committee or the Board, as promptly as reasonably practicable following the date of this Agreement, the Company shall prepare the Proxy Statement, and the parties shall jointly prepare the Schedule 13E-3; provided that the Company shall use its best efforts to complete the Proxy Statement within 10 business days of the execution of this Agreement. Parent, Purchaser and the Company shall cooperate with each other in connection with the preparation of the foregoing documents. The Company (acting through or in cooperation with the Special Committee) will use commercially reasonable efforts to have the Proxy Statement, and the parties will use commercially reasonable efforts to have the Schedule 13E-3, cleared by the SEC as promptly as reasonably practicable after such filing.

(b) The Company (acting through or in cooperation with the Special Committee) will use commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC. The Company shall as promptly as reasonably practicable notify Parent of the receipt of any oral or written comments from the SEC relating to the Proxy Statement. The Company (acting through or in cooperation with the Special Committee) shall cooperate and provide Parent with a reasonable opportunity to review and comment on the draft of the Proxy Statement (including each amendment or supplement thereto), and the parties hereto shall cooperate and provide each other with a reasonable opportunity to review and comment on the draft Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC, prior to filing such with or sending such to the SEC, and the parties hereto will provide each other with copies of all such filings made and correspondence with the SEC. The Company (acting through or in cooperation with the Special Committee), Parent and Purchaser will cause each of (i) the Proxy Statement and any amendment or supplement thereto, and (ii) the Schedule 13E-3 and any amendment or supplement thereto, when filed, to comply as to form in all material respects with the applicable requirements of the Exchange Act. Each of the Company (acting through or in cooperation with the Special Committee), Parent, Purchaser and each Executive agrees that none of the information supplied by it for inclusion in the Proxy Statement or any amendment or supplement thereto or in the Schedule 13E-3 or any amendment or supplement thereto will, (i) in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company’s shareholders, at the time of any amendment or supplement thereto, and at the time of the Company Shareholders Meeting, and (ii) in the case of the Schedule 13E-3, at the time it is first filed with the SEC and at the time of any amendment thereto, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any information should be discovered by any party which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company (subject to Parent’s review and comment) with the SEC and disseminated by the Company to the shareholders of the Company.

(c) The Company (acting through or in cooperation with the Special Committee) shall, as soon as reasonably practicable following the date hereof, take all action necessary in accordance with the CRS and the Company’s articles of incorporation and bylaws to duly call, give notice of, convene and hold the Special Meeting of Shareholders for the purpose of seeking the approval by the holders of Common Stock of this Agreement and the Merger. The Proxy Statement shall include the Company Recommendation, and no Change in the Company Recommendation (as defined below) shall be made except as permitted under Section 6.08(c). Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(c) shall not be affected by a Change in the Company Recommendation unless, prior to the Special Meeting of Shareholders, this Agreement is terminated pursuant to Article VIII and the Company Termination Fee (as defined below) concurrently paid to Parent. Subject to the terms of this Agreement, the Company shall use its commercially reasonable efforts to solicit from its Public Shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and shall take all other action necessary or advisable to secure the Company Requisite Vote. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Special Meeting of Shareholders to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company’s Public Shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting of Shareholders. The Company shall ensure that the Special Meeting of Shareholders is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Special Meeting of Shareholders are solicited, in compliance with the CRS, the Company’s articles of incorporation and bylaws, and all other applicable legal requirements.

Section 6.02. Access to Information; Confidentiality. The Company shall, and shall cause each Company Subsidiary to, afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. Any information furnished pursuant to this Section 6.02 shall be subject to the terms of the Standstill and Confidentiality Agreement between the Company, Lowrie, Lowrie Management, LLLP and Parent, dated as of December 3, 2009 (the “Confidentiality Agreement”), and Purchaser agrees to be bound by and subject to the terms of the Confidentiality Agreement to the same extent as Lowrie, Lowrie Management, LLLP and Parent.

Section 6.03. Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including under applicable Liquor Laws and SOB Laws, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) making all necessary filings, and thereafter making any other required submissions, with respect to this Agreement and the Merger required under the HSR Act and any related governmental request thereunder and under any other applicable Law, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Merger or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. The Company (acting through or in cooperation with the Special Committee), Parent, Purchaser and each Executive shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company (acting through or in cooperation with the Special Committee), Parent, Purchaser and the Executives shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Schedule 13E-3) in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require any party to agree to any substantial limitation on its operations or to dispose of any significant asset or collection of assets.

(b) The Company (acting through or in cooperation with the Special Committee) shall give prompt notice to Parent and Purchaser, and Parent and Purchaser shall give prompt notice to the Company, of the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably likely to cause or result in any of the conditions set forth in Article VII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.04. Stock Options.

(a) As soon as reasonably practicable following the date of this Agreement, the Board of Directors (or, if appropriate, any committee thereof with responsibility for the administration of the Company Stock Plans) shall adopt such resolutions or take such other actions to provide that, unless required by the applicable Company Stock Plan, each unvested Company Stock Option outstanding at the Effective Time is terminated and each vested and, if required by the applicable Company Stock Plan, unvested Company Stock Option outstanding at the Effective Time shall be converted into the right to receive from the Surviving Corporation an amount equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per share of Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Common Stock for which such Company Stock Option shall not theretofore have been exercised.

(b) All amounts payable pursuant to this Section 6.04 shall be subject to any required withholding of taxes required by applicable Law and shall be paid without interest. The Company shall provide all appropriate notices as shall be necessary to effectuate the foregoing. Notwithstanding anything to the contrary contained in this Agreement, payment as to a particular holder shall, at Purchaser’s request, be withheld in respect of any Company Stock Option until all necessary notices are given and consents are obtained from such holder.

(c) The Company Stock Plans shall terminate as of the Effective Time, and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Company Stock Option or any participant in any Company Stock Plans shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

(d) As of the date hereof, the Company has terminated the Stock Repurchase Program.

Section 6.05. Indemnification.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any facts or events existing or occurring at or prior to the Effective Time (including the Merger); provided, however, that the foregoing obligation to indemnify the Indemnified Parties shall not apply to any claims, actions, suits, proceedings or investigations for which the Company is prohibited from providing indemnification under the CRS or the Company’s articles of incorporation or bylaws. From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, advance expenses (including the costs and expenses of any investigation or preparation incurred in connection therewith) to an Indemnified Party, as incurred, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit, proceeding or investigation arising after the Effective Time, (i) the Indemnified Parties shall promptly notify Parent, Purchaser or the Surviving Corporation thereof, provided, however, that failure to provide such notice shall relieve Parent, Purchaser or the Surviving Corporation of its indemnification obligation only to the extent that Parent, Purchaser or the Surviving Corporation, as the case may be, is actually prejudiced thereby, (ii) none of Parent, Purchaser or the Surviving Corporation shall be obligated to pay for more than one (1) firm of counsel for all Indemnified Parties, except to the extent that (A) an Indemnified Party has been advised by counsel that there are conflicting interests between it and any other Indemnified Party, or (B) local counsel, in addition to such other counsel, is required to effectively defend against such action or proceeding, and (iii) none of Parent, Purchaser or the Surviving Corporation shall be liable for any settlement effected without its written consent, which shall not be unreasonably withheld, conditioned or delayed. None of Parent, Purchaser or the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and not subject to appeal) that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(b) Parent shall, or shall cause the Surviving Corporation to obtain or maintain in effect tail policies to the Company’s current directors’ and officers’ liability insurance, which tail policies (i) shall be effective for a period of six years after the Effective Time with respect to claims arising from acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company’s directors’ and officers’ liability insurance and (ii) shall contain terms with respect to coverage and amount no less favorable, in the aggregate, than those of such policy or policies as in effect on the date hereof. Notwithstanding the immediately preceding sentence, if the tail polices described in the immediately preceding sentence cannot be maintained or obtained or can only be maintained or obtained by paying aggregate premiums in excess of 150% of the aggregate annual amount currently paid by the Company for such coverage, the Surviving Corporation shall only be required to provide as much coverage as can be maintained or obtained by paying aggregate premiums equal to 150% of the aggregate annual amount currently paid by the Company for such coverage. The current policies of directors’ and officers’ liability insurance maintained by the Company with respect to claims arising from or related to facts or events that occurred at or before the Effective Time until the expiration of such insurance policies pursuant to the terms thereof.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge with or into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties or assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.05.

(d) The parties hereto intend that the provisions of this Section 6.05 be for the benefit of, and will be enforceable by, each Indemnified Party and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Person may have by contract or otherwise.

(e) The rights of the Indemnified Parties under this Section 6.05 shall be in addition to any rights such Indemnified Parties may have under the organizational and governance documents of the Company or any Company Subsidiary, or under any applicable agreements or other documents or Laws. Parent, Purchaser and the Surviving Corporation hereby agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time existing in favor of an Indemnified Party as provided in the organizational and governance documents of the Company or any Company Subsidiary, or under any applicable agreements or documents, shall remain in full force and effect, and Parent and the Surviving Corporation shall continue to honor such provisions, for a period of the lesser of: (i) the remaining term of any such applicable agreement or document, or (ii) six (6) years commencing at the Effective Time to the fullest extent permitted by applicable Law.

Section 6.06. Public Announcements. Parent, Purchaser and the Company (acting through the Special Committee) shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except (i) with respect to the announcement of any Change in the Company Recommendation, or (ii) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or the Nasdaq Global Market.

Section 6.07. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar taxes (including interest, penalties and additions to any such taxes) (“Transfer Taxes”) incurred in connection with the Merger shall be paid by, and Parent shall cause such Transfer Taxes to be paid by, the Surviving Corporation, and the Company shall cooperate with Parent and Purchaser in preparing, executing and filing any tax returns with respect to such Transfer Taxes.

Section 6.08. Acquisition Proposals.

(a) The Company shall not, nor shall it authorize or permit any Company Subsidiary, nor shall it authorize any of its or the Company Subsidiaries’ respective officers, directors, employees or agents to (and shall use all reasonable efforts to cause such persons not to), directly or indirectly (1) initiate, solicit or facilitate or encourage any inquiry or the making of any proposal that constitutes or would reasonably be expected to lead to a Acquisition Proposal, or (2) participate in any substantive discussions or negotiations regarding, or furnish to any person any information or data with respect to the Company, or otherwise cooperate with or take any other action to facilitate, any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below), or requires the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement (each, a “Restricted Action”). Notwithstanding the foregoing, prior to the Company Requisite Vote, the Company may, in response to a bona fide written Acquisition Proposal that did not result from a breach of this Section 6.08(a) and subject to compliance with Section 6.08(c):

(i) furnish information or data with respect to the Company and each Company Subsidiary to the person making such Acquisition Proposal pursuant to and in accordance with a confidentiality agreement (each in a form approved by the Special Committee, provided that such agreement shall not prohibit the Company from complying with the terms of Section 6.08); provided that all such information provided to such person has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such person; and

(ii) participate in discussions or negotiations with such person regarding such Acquisition Proposal, provided, in each case, that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and the Financial Advisor that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Acquisition Proposal.

(b) The Company shall provide Parent with a written summary of the material terms and conditions of each Acquisition Proposal received as promptly as practicable after the receipt by the Company of any Acquisition Proposal or any inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal. The Company shall keep Parent informed on a reasonably current basis of the status of any such Acquisition Proposal, including any changes to the price or other material terms and conditions thereof. For purposes of the foregoing, an Acquisition Proposal or inquiry will be deemed to be received by the Company only if and when the Board or Special Committee receives notice of same.

(c) Neither the Board of Directors nor any committee thereof (including the Special Committee) shall, directly or indirectly, withdraw or modify (or publicly propose to withdraw or modify) in any manner adverse to Parent the Company Recommendation or approve or recommend (or publicly propose to approve or recommend) an Acquisition Proposal (collectively, a “Change in the Company Recommendation”) unless it determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and the Financial Advisor, that the failure to do so would present a substantial risk of being inconsistent with the fulfillment of its fiduciary duties under applicable Law. Notwithstanding any Change in the Company Recommendation, this Agreement shall be submitted to the shareholders of the Company at the Special Meeting of Shareholders for the purpose of adopting this Agreement and approving the Merger, unless the Agreement is terminated pursuant to Article VIII and the Company Termination Fee is concurrently paid to Parent.

(d) At any time prior to the Company Requisite Vote and the Special Requisite Vote, if the Company receives an Acquisition Proposal that the Special Committee (or the Board of Directors) concludes in good faith after consultation with its outside legal counsel and the Financial Advisor constitutes a Superior Acquisition Proposal (as defined below), then the Board of Directors and/or the Special Committee may (i) cause the Company to terminate this Agreement pursuant to Section 8.01(f), or (ii) cause the Company to enter into a Company Acquisition Agreement and concurrently terminate this Agreement pursuant to Section 8.01(f); provided, that the Company shall not terminate this Agreement pursuant to Section 8.01(f) unless concurrently with such termination the Company pays to Parent the Company Termination Fee as contemplated by Section 8.03(b)(ii); provided, further, that, the Board of Directors and/or the Special Committee may not terminate this agreement pursuant to Section 8.01(f) unless (A) the Special Committee shall have first provided prior written notice to Parent that it is prepared to take such action in response to a Superior Acquisition Proposal, which notice shall attach the most current version of any written agreement relating to the transaction that constitutes such Superior Acquisition Proposal, and (B) Parent does not make, within five (5) business days after the receipt of such notice, a proposal that the Special Committee determines in good faith, after consultation with its outside legal counsel and the Financial Advisor, is at least as favorable to the Public Shareholders as such Superior Acquisition Proposal. The Company agrees that, during the five (5) business day period prior to taking an action contemplated by clauses (i) or (ii) above, the Company (as directed by the Special Committee) shall negotiate in good faith with Parent regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent. Notwithstanding any Change in the Company Recommendation, this Agreement shall be submitted to the shareholders of the Company at the Special Meeting of Shareholders for the purpose of adopting this Agreement and approving the Merger, provided, however, that this Agreement shall not be required to be submitted to the shareholders of the Company at the Special Meeting of Shareholders if this Agreement has been terminated pursuant to Article VIII and concurrently with such termination the Company has paid to Parent the Company Termination Fee as contemplated by Section 8.03(b)(ii).

(e) Nothing contained in this Section 6.08 shall prohibit the Company from complying with the Exchange Act, including Rules 14d-9 and 14e-2 thereunder, in respect of any Acquisition Proposal or otherwise making any disclosure to the shareholders of the Company if the Special Committee or Board of Directors determines in good faith, by resolution duly adopted after consultation with its outside counsel, that the failure to make such disclosure (i) would breach its fiduciary duties to the shareholders of the Company under applicable Law or (ii) would be inconsistent with its obligations under applicable securities Laws and regulations (including the rules and regulations of the Nasdaq stock market).

(f) Neither Parent, Purchaser, the Executives nor any of their respective affiliates (other than the Company and the Company Subsidiaries) shall take any action with the purpose of discouraging or preventing any person from making an Acquisition Proposal or, once made, from continuing to pursue such Acquisition Proposal; provided, that the foregoing shall not prevent Parent, Purchaser or the Executives from enforcing their rights hereunder or any other agreement that Executive or their respective affiliates have entered into, or any rights arising out of their ownership of Common Stock in the Company.

(g) Nothing contained in this Section 6.08 shall prohibit the Company from responding to any unsolicited proposal or inquiry solely by advising the person making such proposal or inquiry of the terms of this Section 6.08.

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer in respect of (A) a tender or exchange offer, merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company with any person other than Parent or any affiliate thereof (a “Third Party”) pursuant to which such Third Party would acquire more than twenty percent (20%) of the outstanding capital stock of the Company, (B) the Company’s acquisition of any Third Party in a transaction in which the shareholders of the Third Party immediately prior to consummation of such transaction will own more than twenty percent (20%) of the Company’s outstanding capital stock immediately following such transaction, including the issuance by the Company of more than twenty percent (20%) of its outstanding capital stock as consideration for assets or securities of a Third Party, or (C) any direct or indirect acquisition by any Third Party of twenty percent (20%) or more of the outstanding capital stock of the Company or of twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

(ii) “Company Acquisition Agreement” means, with respect to any Acquisition Proposal, any written term sheet, letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding which is approved by the Special Committee or the Board of Directors and duly authorized and executed by the Company.

(iii) “Superior Acquisition Proposal” means any bona fide written proposal or offer made by a Third Party in respect of an Acquisition Proposal, which the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside counsel and the Financial Advisor, would result in a transaction that if consummated would be more favorable from a financial point of view to the Public Shareholders than the Merger (including any proposal by Parent to amend the terms of this Agreement), and is reasonably capable of being consummated on the terms so proposed taking into account all financial, regulatory, legal and other aspects of such proposal.

Section 6.09. Third Party Consents. Between the date hereof and the Effective Time, the Company shall use all reasonable efforts to obtain the third party consents set forth in Section 6.09 of the Company Disclosure Letter.

Section 6.10. Voting Agreement; Transfer or Acquisition of Shares; Waiver of Appraisal Rights.

(a) Each of Parent, Purchaser and the Executives hereby covenants and agrees that until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (the “Voting Agreement Termination”), at the Special Meeting of Shareholders or any other meeting of the shareholders of the Company, however called, and in any action by written consent of the shareholders of the Company, that each such person will vote, or cause to be voted, all of the shares of Common Stock then owned beneficially or of record by such persons and their respective affiliates, as of the record date for such meeting or consent, in favor of the adoption of this Agreement and the approval of the Merger and any actions required in furtherance thereof, as this Agreement may be modified or amended from time to time. For purposes of this Section 6.10, the Company and the Company Subsidiaries shall not be deemed to be affiliates of Parent, Purchaser or either of the Executives.

(b) Each of Parent, Purchaser and the Executives hereby covenants and agrees from the execution and delivery of this Agreement until the Voting Agreement Termination that, except as otherwise contemplated by this Agreement, neither any of such persons nor any of their respective affiliates will directly or indirectly (i) sell, assign, transfer, tender, pledge, encumber or otherwise dispose of (collectively, “Transfer”) any of the shares of Common Stock held by such person to a third party, (ii) deposit any of such shares of Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such shares of Common Stock or grant any proxy or power of attorney with respect thereto that is inconsistent with this Section 6.10, (iii) enter into any Contract, option or other arrangement or undertaking with respect to the direct or indirect Transfer of any such shares of Common Stock to a third party, (iv) enter into any hedging transactions, borrowed or loaned shares, swaps or other derivative security, Contract or instruction in any way related to the price of the Common Stock, or (v) take any action that would make any representation or warranty of either of the Executives contained in Section 4.02 untrue or incorrect or have the effect of preventing, materially delaying or materially impairing either of the Executives from performing his obligations under this Section 6.10.

(c) Each of Parent, Purchaser and the Executives covenants and agrees from the execution and delivery of this Agreement until the Voting Agreement Termination that, except as otherwise contemplated by this Agreement, none of such persons nor any of their respective affiliates (which, for the purposes of this Section 6.10(c), shall include any person with whom any such person is part of a “group” as defined in Section 13(d)(3) of the Exchange Act) shall or shall permit any of its representatives or agents on its behalf to (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, alone or in concert with any other person, any securities or property of the Company or any Company Subsidiary, or any rights or options to acquire any such securities or property (including, but not limited to, beneficial ownership of such securities or property as defined in Rule 13d-3 under the Exchange Act), (ii) except at the specific written request of the Special Committee, propose to enter into, directly or indirectly, any merger or business combination involving the Company or any Company Subsidiary, or to purchase, directly or indirectly, a material portion of the assets of the Company, (iii) make, or participate in, directly or indirectly, any “solicitation” of “proxies” (as those terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company in respect of or related to the matters set forth in clauses (i) and (ii) above, (iv) enter into any contract, arrangement or understanding with any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company or any Company Subsidiary, including but not limited to any joint venture, loan or option agreement, put or call, guarantee of loans, guarantee of profits or division of losses or profits, (v) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vi) advise, assist or encourage any other persons in connection with any of the foregoing.

(d) Each of Parent, Purchaser and the Executives hereby waives, to the full extent of the Law, and agrees not to assert, any dissenter’s rights pursuant to the CRS or any similar rights in connection with the Merger with respect to any and all Executive Group Shares.

Section 6.11. Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of, and keep Parent reasonably informed regarding any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date hereof against the Company or any of its directors or executive officers by any shareholder of the Company relating to this Agreement, the Merger, any other transaction contemplated hereby or otherwise, without the prior written consent of Parent, which consent shall not be unreasonably withheld.

Section 6.12. Resignations. Prior to the Closing, the Company shall deliver to Purchaser written resignations, which shall provide in each instance that such resignations shall automatically become effective immediately prior to the Effective Time, of each of the directors then serving on the Company’s Board of Directors and each officer of the Company (other than the Executives).

Section 6.13. Financing. Parent shall use good faith efforts to secure the financing necessary and required to consummate the transactions contemplated by this Agreement. Section 6.13 of the Purchaser Disclosure Letter describes the anticipated financing sources.

ARTICLE VII.
CONDITIONS PRECEDENT

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. This Agreement and the Merger shall have been approved by the Company Requisite Vote and the Special Requisite Vote by the shareholders of the Company at the Special Meeting of the Shareholders, in compliance with and as required under the CRS.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition the party doing so shall have used all reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(c) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act, if any, shall have expired or been terminated.

Section 7.02. Conditions to Obligations of Parent and Purchaser. The obligations of Parent and Purchaser to effect the Merger are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company in this Agreement that are qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date) and except to the extent that the failure of such representations and warranties to be true and correct do not have a Company Material Adverse Effect. Purchaser shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(c) Material Adverse Effect. There shall have been no event since the date of this Agreement which has had a Company Material Adverse Effect.

(d) Dissenters’ Rights. Holders of no greater than ten percent (10%) of the Public Shareholders of the Company shall have exercised their dissenters’ rights and delivered a payment demand to the Company pursuant to Section 7-113-101 et seq. of the CRS (excluding such holders who have failed to perfect, withdrawn or otherwise lost such right to deliver a payment demand) prior to the Closing.

(e) Company Stock Plans and Stock Repurchase Program. The Company shall have terminated all Company Stock Plans and the Stock Repurchase Program and, after giving effect to Section 6.04, all Company Stock Options shall have been cancelled or terminated.

(f) Debt. Purchaser shall have obtained all necessary approvals from holders of any and all debt of the Company (other than debt held by any member of the Executive Group) to consummate the Merger and the transactions contemplated hereby. In addition to the foregoing, the holders of Converting Debt shall have executed all documents reasonably necessary to effectuate the assignment of their Converting Debt to Parent.

(g) Consents. All foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger, the transactions contemplated hereby, and transfer of any licenses related to the operations of the business of the Company as currently conducted or presently planned to be conducted, including the Company’s Permits under Liquor Laws and SOB Laws, to the extent set forth on Section 3.04 of the Company Disclosure Letter, shall have been obtained and shall be in effect at the Effective Time; provided, however, that prior to asserting this condition the party doing so shall have used all commercially reasonable efforts to obtain such consents, orders and approvals.

(h) No Litigation. Except with respect to that certain matter filed on July 30, 2010 in the District Court for Jefferson County, Colorado as Case No. 10-CV-3624, there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or any other Third Party (including any Company shareholder or any person asserting to be a Company shareholder other than the Executive Group), (i) challenging, or seeking to restrain or prohibit the transactions contemplated hereby or seeking to obtain damages from the Company (including any of it officers or directors), Purchaser or Parent with regard to the Merger or this Agreement, (ii) seeking to prohibit or limit the ownership or operation by the Company or to compel the Company or any Company Subsidiary to dispose of or hold separate any material portion of the business or assets of the Company as a result of the Merger, (iii) seeking to impose ownership of any shares of Common Stock, including the right to vote the Common Stock, on any matters properly presented to the shareholders of the Company, or (iv) seeking to prohibit Parent from effectively controlling in any material respect the business or operations of the Company and the Company Subsidiaries.

Section 7.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of each of Parent, Purchaser and each Executive in this Agreement that are qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date) and except to the extent that the failure of such representations and warranties to be true and correct do not have a material adverse effect on either Parent or Purchaser. The Company shall have received a certificate signed on behalf of Parent by a manager of Parent to such effect, Purchaser by an officer of Purchaser to such effect and by each Executive to such effect.

(b) Performance of Obligations of Parent, Purchaser and the Executives. Each of Parent, Purchaser and each Executive shall each have performed in all material respects all obligations required to be performed by such person under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each such person to such effect.

ARTICLE VIII.
TERMINATION, AMENDMENT AND WAIVER

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after satisfaction of the condition set forth in Section 7.01(a):

(a) by mutual written consent of Parent, Purchaser and the Company (as agreed to by the Special Committee);

(b) by either Parent and Purchaser, on the one hand, or the Company (acting at the direction of the Special Committee and approved by the Board), on the other hand:

(i) if the Merger is not consummated on or before the later of (A) June 30, 2011 and (B) four (4) months after the Proxy Statement is cleared by the SEC (the “Outside Date”), unless the failure to consummate the Merger by the Outside Date is the result of a breach of this Agreement by the party seeking to terminate this Agreement; or

(ii) if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(c) by Parent and Purchaser, if the Company breaches or fails to perform in any material respect any of its covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) through Section 7.02(e), and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to the Company of such breach;

(d) by the Company (acting at the direction of the Special Committee and approved by the Board), if Parent, Purchaser or either Executive breaches or fails to perform in any material respect any of its covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b), and (ii) cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent or Purchaser of such breach;

(e) by Parent and Purchaser, (i) if the Board (acting through the Special Committee) shall have approved or recommended a Superior Acquisition Proposal by a third party, (ii) if there is a Change in the Company Recommendation, (iii) if the Board (acting through the Special Committee) shall have failed to include in the Company Proxy Statement such Company Recommendation (including the recommendation that the shareholders of the Company vote in favor of the Merger), (iv) if the Company enters into, or the Board (acting by itself or through the Special Committee) approves or recommends, a Company Acquisition Agreement, or (v) the Board or the Special Committee has publicly announced an intention to do any of the foregoing;

(f) by the Company (acting at the direction of the Special Committee and approved by the Board), pursuant to Section 6.08(d), if the Company has complied with all the provisions of Section 6.08 and pays to Parent the Company Termination Fee as contemplated by such section; or

(g) by either Parent and Purchaser, on the one hand, or the Company (acting at the direction of the Special Committee and approved by the Board), on the other hand, if at the Special Meeting of Shareholders the Company Requisite Vote or Special Requisite Vote is not obtained in favor of this Agreement and the Merger as required by the CRS or this Agreement.

Section 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company, on the one hand, or Parent or Purchaser, on the other hand, as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser, Parent, either Executive or the Company other than Section 3.07, Section 4.01(g), the last sentence of Section 6.02, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination, and except to the extent that such termination results from the willful breach by a party of any representation, warranty or covenant set forth in this Agreement. Notwithstanding the foregoing, to the extent that any breach of any representation, warranty or covenant of the Company set forth in this Agreement is a result of the direction of either Executive, the Company shall not be deemed to have breached such representation, warranty or covenant for any purpose under this Agreement (including in determining whether any condition has been satisfied hereunder).

Section 8.03. Fees and Expenses.

(a) Except as otherwise provided in this Section 8.03, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) The Company shall pay to Parent an amount equal to $1,000,000 (the “Company Termination Fee”) in the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.01(f) or by Parent and Purchaser pursuant to Section 8.01(e); or

(ii) (A) an Acquisition Proposal shall have been made to the Public Shareholders generally or has otherwise become publicly known, disclosed or proposed, and in each case has not been withdrawn, and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(g), and (B) within twelve (12) months after such termination, the Company enters into, or publicly announces the intention to enter into, a definitive agreement with respect to any Acquisition Proposal, or consummates the transactions contemplated by such Acquisition Proposal; provided, that for purposes of this Section 8.03(b)(ii), the percentages set forth in the defined term “Acquisition Proposal” shall be deemed to be 50%.

In each case, the Company shall pay Parent the Company Termination Fee by wire transfer of immediately available funds on the second (2nd) business day following (y) in the case of a payment required by Section 8.03(b)(i), the date of termination of this Agreement, and (z) in the case of a payment required by Section 8.03(b)(ii), the closing date of any definitive agreement with regard to the Acquisition Proposal. Notwithstanding the foregoing, in the event the Company Termination Fee becomes payable by the Company in connection with a termination under Section 8.01(f) in order to enter into a definitive agreement with respect to an Acquisition Proposal with any party set forth on Section 8.03(b) of the Company Disclosure Letter, then the Company Termination Fee shall be reduced to $600,000.

(c) Parent shall pay the Company an amount equal to $1,000,000 (the “Parent Termination Fee”), in the event that this Agreement is terminated by the Company pursuant to Section 8.01(b)(i) or Section 8.01(d), in each circumstance, as a result of Parent not being able to secure financing for the Merger (provided that at the time of such termination all of the conditions set forth in Sections 7.01 and Section 7.02 shall have been satisfied and the Company shall not be in material breach of this Agreement). In such case, Parent shall pay the Company the Parent Termination Fee by wire transfer of immediately available funds on the second (2nd) business day after such termination by the Company or by cancellation of indebtedness owed by the Company to the Executives.

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and that neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent or the Company in the circumstances in which such termination fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Section 8.04. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Requisite Vote and the Special Requisite Vote; provided, however, that any amendment pursuant to this Section 8.04 shall require the approval of the Special Committee, or in the case of a deadlock on the Special Committee by the Board; provided, further, however, that after receipt of the Company Requisite Vote and the Special Requisite Vote, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement (other than the condition set forth in 7.01(a), which shall not be waived by any party); provided, however, that any extension or waiver by the Company pursuant to this Section 8.05 shall require the approval of the Special Committee. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require (a) in the case of Parent, action by its manager, (b) in the case of Purchaser, action by its Board of Directors, and (c) in the case of the Company, action by the Special Committee.

ARTICLE IX.
GENERAL PROVISIONS

Section 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Purchaser, to:

Family Dog, LLC,

6729 Bear Point Trail

Golden, CO 80403

Facsimile: (303) 278-4000

Attention: Mr. Troy Lowrie

with a copy to:

Kamlet Reichert, LLP

950 Seventeenth Street

Suite 2400

Denver, CO 80202

Facsimile: (303) 825-1185

Attention: E. Lee Reichert, Esq.

(b) if to Lowrie, to:

Troy Lowrie

6729 Bear Point Trail

Golden, CO 80403

Facsimile: (303) 278-4000

(c) if to Ocello, to:

Micheal Ocello
6161 Clifton Oaks Place
St. Louis, MO 63129
Facsimile: (618) 271-8384

(d) if to the Company, to:

VCG Holding Corp.

390 Union Boulevard

Suite 540

Lakewood, CO 80228

Facsimile: (303) 278-4000

Attention: Board of Directors

with a copy to:

Brownstein Hyatt Farber Schreck, LLP

410 Seventeenth Street

Suite 2200

Denver, CO 80202-4432

Facsimile: (303) 223-1111

Attention: Adam J. Agron, Esq.

and

Faegre & Benson LLP

1900 Fifteenth Street

Boulder, CO 80302

Facsimile: (303) 447-7800

Attention: James H. Carroll, Esq.

Section 9.03. Definitions.

For purposes of this Agreement:

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

A “representative” means, with respect to any person, an officer, director, employee, auditor, investment banker, financial advisor, counsel, agent and other representative of such person.

The “Special Committee” means the Special Committee of the Board formed to, among other things, negotiate the terms of the Merger, if in existence at the relevant time; provided that if such committee is not in existence at the relevant time or if there is a deadlock on the Special Committee, an action of the “Special Committee” may be taken by resolution of a majority of the members of the Board who (a) have no direct or indirect interest in Parent, whether as an investor or otherwise, (b) are not representatives of any Person who has any such interest in Parent, and (c) are not otherwise affiliated with, and are independent from, Parent and each Executive.

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which is owned directly or indirectly by such first person).

Section 9.04. Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

Section 9.05. Severability. If any term or other provision of this Agreement is determined by any court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid by any court of competent jurisdiction, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06. Counterparts. This Agreement may be executed in one or more separate counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Counterpart signatures transmitted by facsimile or by electronic transmission (i.e., by e-mail) shall be acceptable for this Agreement, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or other form of electronic transmission to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or other form of electronic transmission, as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

Section 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the transactions contemplated by this Agreement, and (b) except for the provisions of Section 6.05, are not intended to confer upon any person other than the parties any rights or remedies.

Section 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Colorado, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any company directly or indirectly wholly owned by Parent, but no such assignment shall relieve the assigning party of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10. Enforcement.

(a) Subject to Section 9.10(b), the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is therefore accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

(b) For the avoidance of doubt, if Section 8.03(b) or (c) become operative, the Company Termination Fee or Parent Termination Fee, as the case may be, paid in accordance Section 8.03(b) or (c), as applicable, shall be the sole and exclusive remedy available against the party paying such fee.

Section 9.11. Selection of Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the City and County of Denver, Colorado in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.02. Nothing in this Section, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

[SIGNATURE PAGE(S) FOLLOW]

IN WITNESS WHEREOF, Parent, Purchaser and the Company have duly executed this Agreement as of the date first above written.

/s/ Troy Lowrie
Troy Lowrie, individually

/s/ Micheal Ocello

Micheal Ocello, individually

FAMILY DOG, LLC

By: /s/ Troy Lowrie

Name: Troy Lowrie
Title: President

FD ACQUISITION CO.

By: /s/ Troy Lowrie

Name: Troy Lowrie
Title: President

VCG HOLDING CORP.

By: /s/ George Sawicki

Name: George Sawicki
Title: Chair, Special Committee

SCHEDULE A
Executive Group

Shareholder	Shares Held in Own Name	Shares Beneficially Owned
Troy Lowrie	549,189	4,943,289
Lowrie Management, LLLP	4,394,100	4,394,100
Micheal Ocello	37,589	195,589
LTD Investment Group, LLC	158,000	158,000